Exhibit 99.1

CytoMed Therapeutics’ Chairman Increases

Effective Holdings to 21.95%

Singapore, Singapore – (October 22, 2025) – CytoMed Therapeutics Limited (NASDAQ: GDTC) (“CytoMed” or “Company”), a Singapore-based clinical stage biopharmaceutical company focused on harnessing its proprietary technologies to develop novel affordable donor-derived cell-based immunotherapies for the treatment of a broad range of cancers, including both blood and solid tumours, today announced that its Executive Chairman and substantial shareholder, Mr Peter Choo has increased his shareholding in the Company through recent open-market purchases of 105,824 shares. This is on top of 187,500 shares which he holds personally, bringing his personal stake in CytoMed to 2.50% as of today. In addition, our Chairman is also a 55% shareholder of Glorious Finance Limited, and the sole shareholder of EP Capital Inc, representing 2,282,422 shares, or 19.45% of the Company. In aggregate, he owns 2,388,246 shares representing 21.95% of the Company’s total outstanding shares.

On his purchases, Chairman Peter remarked “I see value and potential in our novel proprietary technologies to treat cancers in an affordable and “off-the-shelf” manner amidst rising investors’ interest in biotherapeutics in Asia, especially China. In addition, Southeast Asia’s expanding healthcare and medical travel ecosystem, coupled with the rising cost of healthcare in the West, present unique opportunities to those who can innovate and provide cost-competitive patient access. The region’s accelerating biotech momentum, M&A opportunities and supportive regulatory environment further reinforces my purchase decision.”

The Company will provide updates on further purchases by our Chairman and will announce when available. Shareholders and investors are advised to exercise caution when dealing in the Company’s securities until further announcements are made.

About CytoMed Therapeutics Limited (CytoMed)

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. CytoMed is a clinical stage biopharmaceutical company focused on harnessing its licensed proprietary technologies, namely gamma delta T cell and iPSC-derived gamma delta Natural Killer T cell, to create novel cell-based allogeneic immunotherapies for the treatment of various human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating haematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into the treatment of solid tumours. For more information, please visit www.cytomed.sg and follow us on Twitter (“X”) @CytomedSG, on LinkedIn, and Facebook.

Forward Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

Contact:

CytoMed Therapeutics Limited

enquiry@cytomed.sg

Attention : Evelyn Tan, Chief Corporate Officer